Exhibit 21.1

Subsidiaries of DayOne Data Centers Limited*

Legal Name	Jurisdiction of Incorporation
DayOne Data Centers Malaysia I Sdn. Bhd.	Malaysia
DayOne Data Centers Malaysia II Sdn. Bhd.	Malaysia
DayOne Data Centers Malaysia III Sdn. Bhd.	Malaysia
PT Digitalland Services Two	Indonesia
DigitalLand Services (Thailand) Ltd.	Thailand
EDP I (HK) Limited	Hong Kong
EDJ II (HK) Limited	Hong Kong
EXG II (HK) Limited	Hong Kong
Hyperco Fin Top Holdco 1 Oy	Finland
Kiinteistö Oy Lahden Ilmarisentie 3	Finland
DayOne Data Centers Singapore Pte. Ltd.	Singapore

*

Other subsidiaries and consolidated entities of DayOne Data Centers Limited have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X.